

May 17, 2011

Jing'an Wang
Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi'an, Shaanxi Province, China 710075

Re: PCAOB Letter
File No. 000-32253

Dear Mr. Wang:

We have received a PCAOB letter from Baker Tilly Hong Kong Limited notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. You should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Baker Tilly Hong Kong Limited ended.

Item 304 of Regulation S-K describes the disclosure required by the Item 4.01 Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can file their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call me at (202) 551-3649.

Sincerely,

Vanessa Robertson
Staff Accountant